SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For the month of    July 31, 2003

Vitran Corporation Inc.

(Name of registrant)

185 The West Mall, Suite 701, Toronto, Ontario, M9C 5L5, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITRAN CORPORATION INC.

Date: August 28, 2003	By:	/s/ Kevin A. Glass Name: Kevin A. Glass Title: Vice President Finance and Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	2003 Second Quarter Report

99.2	Vitran Reports 30 Percent Q2 Net Income Increase, Diluted EPS of $0.38